Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC V6E 4A2

Item 2	Date of Material Change

October 29, 2024.

Item 3	News Release

On October 29, 2024, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On October 29, 2024, Ken Robertson was appointed as a director Company.

Item 5	Full Description of Material Change

On October 29, 2024, Ken Robertson was appointed as a director Company. The board of directors of the Company comprised of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson, Donna Wichers and Ken Robertson.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer and Corporate Secretary

Phone: 604-396-8222

Item 9	Date of Report

October 29, 2024.